

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 19, 2017

<u>Via E-mail</u>
Mr. Jason Ryan
Chief Financial Officer
Foundation Medicine, Inc.
150 Second Street
Cambridge MA, 02141

   Re: Foundation Medicine, Inc.
     Form 10-K for the Year Ended December 31, 2016
     Filed March 3, 2017
     File No. 001-36086

Dear Mr. Ryan:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Mining